# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Local Bounti Corporation, CIK 0001840780
CUSIP: 53960E106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 490 FOLEY LANE, HAMILTON, Montana (MT), 59840
Date of event which requires filing of this statement: 03/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001896477
Persons authorized to receive notices and communications: Rebecca E. Renzas, CHS Management Group, LLC, PO Box 2226, Palm Beach, Florida (FL), 33480, (561) 532-4007

## Reporting persons
- Live Oak Ventures, LLC (CIK 0001896477): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 858,284; sole dispositive power 0; shared dispositive power 858,284; aggregate amount beneficially owned 858,284 (3.9% of the class)
  Comment: Row 13:
  
  Based on 22,224,121 shares of common stock ("Common Stock") of Local Bounti Corporation (the "Company") outstanding as of March 16, 2026, based upon information provided by the Company to the Reporting Person.
- The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 282,112; sole dispositive power 0; shared dispositive power 282,112; aggregate amount beneficially owned 282,112 (1.3% of the class)
  Comment: Rows 8, 10:
  
  Includes 10,758 shares of Common Stock held by Olive Street Ventures, LLC ("Olive Street") of which The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (the "Trust") may be deemed to retain a beneficial interest. The Trust disclaims beneficial ownership over the 10,758 shares of Common Stock held by Olive Street.
  
  Row 13:
  
  Based on 22,224,121 shares of Common Stock outstanding as of March 16, 2026, based upon information provided by the Company to the Reporting Person.
- Charles R. Schwab (CIK 0000923738): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,912,637; sole dispositive power 0; shared dispositive power 17,912,637; aggregate amount beneficially owned 17,912,637 (79.8% of the class)
  Comment: Rows 8, 10:
  
  Includes: (i) 858,284 shares of Common Stock held by Live Oak Ventures, LLC ("Live Oak") of which Mr. Schwab is the manager and for which he has sole voting and dispositive power; (ii) 10,758 shares of Common Stock held by Olive Street, for which Mr. Schwab and his spouse Helen O. Schwab, as trustees of the Trust, may be deemed to share voting and dispositive power; (iii) 16,772,241 shares of Common Stock held by U.S. Bounti, LLC ("U.S. Bounti"), including 222,241 shares of Common Stock issuable upon conversion of the March 2026 Note (as defined below) and exercise of the March 2026 Warrant (as defined below) within 60 days of the date hereof, of which Mr. Schwab is the manager and for which he has sole voting and dispositive power; (iv) 48,909 shares of Common Stock held by the Trust for which Mr. Schwab is acting as sole trustee; and (v) 222,445 shares of Common Stock held by the Trust, for which Mr. Schwab and his spouse Helen O. Schwab act as co-trustees. Mr. Schwab disclaims beneficial ownership over the 10,758 shares of Common Stock held by Olive Street. Excludes 11,277,759 aggregate shares of Common Stock issuable upon conversion of the March 2026 Note and exercise of the March 2026 Warrant, the issuance of which is subject to stockholder approval. See Item 3.
  
  Row 11:
  
  Excludes 11,277,759 aggregate shares of Common Stock issuable upon conversion of the March 2026 Note and exercise of the March 2026 Warrant, the issuance of which is subject to stockholder approval. See Item 3.
  
  Row 13:
  
  Based on 22,224,121 shares of Common Stock outstanding as of March 16, 2026, based upon information provided by the Company to the Reporting Person.
- U.S. Bounti, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,772,241; sole dispositive power 0; shared dispositive power 16,772,241; aggregate amount beneficially owned 16,772,241 (74.7% of the class)
  Comment: Rows 8, 10:
  
  Includes 222,241 shares of Common Stock issuable upon conversion of the March 2026 Note and exercise of the March 2026 Warrant within 60 days of the date hereof. Excludes 11,277,759 aggregate shares of Common Stock issuable upon conversion of the March 2026 Note and exercise of the March 2026 Warrant, the issuance of which is subject to stockholder approval. See Item 3.
  
  Row 11: Excludes 11,277,759 aggregate shares of Common Stock issuable upon conversion of the March 2026 Note and exercise of the March 2026 Warrant, the issuance of which is subject to stockholder approval. See Item 3.
  
  Row 13: Based on 22,224,121 shares of Common Stock outstanding as of March 16, 2026, based upon information provided by the Company to the Reporting Person.
- Charles R. Schwab, Jr. (CIK 0001125972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 500,000; shared voting power 0; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (2.2% of the class)
  Comment: Row 13:
  
  Based on 22,224,121 shares of Common Stock outstanding as of March 16, 2026, based upon information provided by the Company to the Reporting Person.
- Michael Molnar (CIK 0002063127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 69,592; shared voting power 0; sole dispositive power 69,592; shared dispositive power 0; aggregate amount beneficially owned 69,592 (0.3% of the class)
  Comment: Row 13:
  
  Based on 22,224,121 shares of Common Stock outstanding as of March 16, 2026, based upon information provided by the Company to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Local Bounti Corporation
Address of issuer's principal executive offices: 490 FOLEY LANE, HAMILTON, Montana (MT), 59840

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Explanatory Note

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D originally filed with the SEC on April 7, 2025 (as amended to date, the "Schedule 13D"), relating to the shares of Common Stock of the Company. This Amendment No. 3 is being filed to reflect the entry into the March 2026 Purchase Agreement described in Item 3 by certain of the Reporting Persons, and the corresponding issuance of the March 2026 Note and the March 2026 Warrant, and the resultant change in the percentage of shares of Common Stock previously reported by certain of the Reporting Persons. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 3 is hereby amended and supplemented as follows:

March 2026 Convertible Note and Warrant Purchase Agreement

On March 13, 2026, the Company and U.S. Bounti entered into a convertible note and warrant purchase agreement (the "March 2026 Purchase Agreement") pursuant to which U.S. Bounti acquired, for a combined purchase price of $15,000,000, (i) a convertible note with an initial principal balance of $15,000,000 (the "March 2026 Note") and (ii) a Common Stock purchase warrant (the "March 2026 Warrant") pursuant to which U.S. Bounti has the right to purchase and acquire 5,500,000 shares of Common Stock. These purchases were funded using cash on hand.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons has had any transactions in the Common Stock since the filing of Amendment No. 2 to the Schedule 13D on August 5, 2025.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

March 2026 Convertible Note and Warrant Purchase Agreement

The March 2026 Note bears interest at a rate of 7.0% per year, commencing on the date of the initial issuance of the March 2026 Note (the "March 2026 Issuance Date"). Interest will accrue semi-annually on each June 30 and December 31, commencing December 31, 2026 (each, a "March 2026 PIK Interest Payment Due Date"), and will be payable semi-annually in arrears on each March 2026 PIK Interest Payment Due Date by automatically increasing the principal amount of the March 2026 Note by the amount of such interest (with such increased amount thereafter accruing interest as well) on each March 2026 PIK Interest Payment Due Date ("March 2026 PIK Interest").

From time to time after the third anniversary of the March 2026 Issuance Date, interest may be payable quarterly in arrears in cash on each March 31, June 30, September 30 and December 31, commencing December 31, 2029 (each, a "March 2026 Cash Interest Payment Due Date"), in each case, in an amount equal to interest accrued during the quarter ending on such March 2026 Cash Interest Payment Due Date, so long as certain conditions are met as set forth in the March 2026 Note.

During the term of the March 2026 Note, the March 2026 Note will be convertible into shares of Common Stock from time to time at the option of U.S. Bounti, upon delivery on one or more occasions of a written notice to the Company electing to convert all or any portion of the Note Obligations Amount (as defined in the March 2026 Note). The initial conversion price of the March 2026 Note is $2.50 per share of Common Stock (the "March 2026 Conversion Price"). The March 2026 Conversion Price is subject to adjustment for stock splits, dividends or distributions, recapitalizations or similar transactions.

On the fourth anniversary of the March 2026 Issuance Date, fifty percent (50%) of the Note Obligations Amount (as defined in the March 2026 Note) will be automatically converted into shares of Common Stock at the then applicable conversion price. The remaining fifty percent (50%) of the Note Obligations Amount (as defined in the March 2026 Note) will be automatically converted into shares of Common Stock at the then applicable conversion price on March 13, 2031, the maturity date of the March 2026 Note. Notwithstanding the foregoing, however, fifty percent (50%) of the Note Obligations Amount (as defined in the March 2026 Note) may be payable in cash on the fourth anniversary of the March 2026 Issuance Date, with the remaining fifty percent (50%) of the Note Obligations Amount (as defined in the March 2026 Note) repaid in cash on the maturity date of the March 2026 Note, so long as certain conditions are met as set forth in the March 2026 Note.

Conversion of the full initial principal amount of the March 2026 Note would result in the issuance of 6,000,000 shares of Common Stock if converted at $2.50 per share, which amount is subject to increase by any March 2026 PIK Interest that is added to the outstanding principal under the terms of the March 2026 Note.

The March 2026 Purchase Agreement includes customary representations, warranties and covenants and sets forth certain events of default upon which the March 2026 Note may be declared immediately due and payable. The March 2026 Note is subordinated to the Company's Senior Debt (as defined in the March 2026 Note), including, without limitation, the Company's obligations under the Credit Agreement, originally dated as of September 3, 2021 and as amended, restated, supplemented or otherwise modified to date, by and among Local Bounti Operating Company LLC, a Delaware limited liability company ("Opco"), each subsidiary of Opco identified as a "Borrower" therein, and Cargill Financial Services International, Inc., a Delaware corporation.

The March 2026 Warrant is exercisable immediately at an exercise price of $0.125 per share of Common Stock and will expire on March 13, 2036.

Pursuant to the terms of the March 2026 Purchase Agreement, U.S. Bounti will not have the right to receive, upon conversion of the March 2026 Note or exercise of the March 2026 Warrant, any shares of Common Stock if the issuance of such shares of Common Stock would exceed 1% of the issued and outstanding Common Stock as of March 13, 2026, except that such limitation will not apply after the date that stockholder approval is obtained and deemed effective, as required by the rules and regulations of the New York Stock Exchange (the "Required Stockholder Approval"). The Company is required to seek the Required Stockholder Approval at an annual or special stockholders meeting no later than June 30, 2026.

The foregoing descriptions of the March 2026 Note, the March 2026 Warrant and the March 2026 Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full texts of the March 2026 Note, the March 2026 Warrant and the March 2026 Purchase Agreement, copies of which are incorporated by reference to Exhibits 4.1, 4.2 and 10.1 of the Company's Current Report on Form 8-K filed with the SEC on March 16, 2026, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 8. Convertible Note by and between Local Bounti Corporation and U.S. Bounti, LLC (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on March 16, 2026).

Exhibit 9. Common Stock Purchase Warrant issued by Local Bounti Corporation to U.S. Bounti, LLC (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed with the SEC on March 16, 2026).

Exhibit 10. Convertible Note and Warrant Purchase Agreement, dated March 13, 2026, by and between Local Bounti Corporation and U.S. Bounti, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on March 16, 2026).

## Signatures
- Live Oak Ventures, LLC: /s/ Charles R. Schwab, Charles R. Schwab/Manager (03/18/2026)
- The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985: /s/ Charles R. Schwab, Charles R. Schwab/Trustee (03/18/2026)
- Charles R. Schwab: /s/ Charles R. Schwab, Charles R. Schwab (03/18/2026)
- U.S. Bounti, LLC: /s/ Charles R. Schwab, Charles R. Schwab/Manager (03/18/2026)
- Charles R. Schwab, Jr.: /s/ Charles R. Schwab, Jr., Charles R. Schwab, Jr. (03/18/2026)
- Michael Molnar: /s/ Michael Molnar, Michael Molnar (03/18/2026)